UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period August 2005______	File No. ___0-51016____

Exeter Resource Corporation

 (Name of Registrant)

Suite 301, 700 West Pender Street, Vancouver, British Columbia  Canada V6C 1G8

(Address of principal executive offices)

1.

News Release dated August 10, 2005

2.

News Release dated August 17, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Exeter Resource Corporation

(Registrant)

Dated: August 23, 2005	Signed: /s/ Cecil Bond Cecil Bond, Chief Financial Officer

For Immediate Release: August 10, 2005

EXETER TO TARGET HIGH GRADE ZONES AT CERRO PUNTUDO

Vancouver, B. C., August 10, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) announces results from new drilling at the Cerro Puntudo epithermal gold-silver property in Patagonia, Argentina. Cerro Puntudo is one of a large package of gold properties under option from Cerro Vanguardia S.A., a subsidiary of AngloGold Ashanti.

New high grade intersections in reverse circulation drilling include holes CPRC-43 (2 metres at 12.1 g/t gold) and CPRC-50 (2 metres at 42 g/t gold). Taken together with mineralized intercepts from previous drilling, it would appear that targets for high grade mineralization at Cerro Puntudo are located within broad zones of low grade mineralization.  In particular, high grade gold intercepts appear to relate to southeast plunging ore shoots within the Puntudo structural corridor. Exeter will now complete detailed structural mapping in order to better define the gold targets for further drilling.

Exeter CEO, Bryce Roxburgh, commented: “Cerro Puntudo is proving, with drilling, to be a typically complex, low sulphidation epithermal system. High grade gold targets, two to five metres wide at grades of 8 g/t to 40 g/t gold, are now indicated at three locations. Winter conditions will prevent field work until October, when field mapping of the targets can commence. In the interim, our focus will be on the La Cabeza resource expansion program.”

A total of 1719 metres, in 21 RC drill holes, was drilled in the current program. Holes varied in depth from 36 metres to 140 metres. Significant results are shown in the table, below:

Cerro Puntudo – Significant Drill Results

HOLE	FROM	TO	INTERCEPT	GOLD	SILVER
	(m)	(m)	(m)	g/t	g/t
CPRC-41	91	95	4	1.4	3
	100	103	3	1.0	8
	106	108	2	1.5	7
	111	114	3	4.5	15
CPRC-43	31	37	6	0.9	76
	61	63	2	12.1	23
	61	62	1	23.1	23
	72	74	2	1.3	<1
CPRC-48	64	77	13	2.4	38
	70	73	3	3.8	53
CPRC-50	60	64	4	22.7	61
	61	63	2	42.0	80
CPRC-52	32	35	3	1.4	24
CPRC-54	60	61	1	1.5	6
	63	64	1	1.2	6
CPRC-55	30	33	3	2.5	8
	43	51	8	2.5	9
	59	68	9	1.1	19
CPRC-57	74	75	1	1.7	43

All assays are from 1 metre intervals calculated at 0.5 g/t gold cut-off with no cutting of high grades.

Quality Control and Assurance

All drill holes were sampled on site at one or three metre intervals. The samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed for gold by fire assay (50 g charge, 1ppb Au detection limit) and silver by AAS at the ALS Chemex laboratory in La Serena, Chile. Check assaying by ALS Chemex on the 46 samples assaying greater than 1.0 g/t gold indicated good reliability of gold results. As a further check, one in 20 samples was either assayed in duplicate, or was a standard or a blank sample. All samples with gold values greater than 10 g/t gold will be screen fire assayed.

Mr. Matthew Williams, Exeter’s Exploration Manager, a Qualified Person within the definition of that term in NI 43-101 of the Canadian Securities Administrators, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced, Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. Exploration on Exeter’s flagship property, La Cabeza, is advancing rapidly, with a three rig drilling program underway to expand existing resources by testing new gold targets under extensive soil cover. Engineering, metallurgical, hydrological, environmental and economic evaluation work at La Cabeza is also continuing.

Exeter’s business plan has focused on establishing strategic exploration relationships with major mining companies. In the prospective Patagonia region of Argentina, the company has an option from Cerro Vanguardia S.A., a subsidiary of AngloGold Ashanti, over a number of epithermal gold-silver prospects. Among other work in this area, Exeter is currently performing preparatory surveys on a new bulk tonnage epithermal silver target, ahead of drill testing.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometre area. Results from prospecting of epithermal gold targets have been collated and land acquisition is in progress.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, B.C.  Canada  V6C 1G8

Tel: 604.688.9592    Fax: 604.688.9532

Toll-free   1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

 FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com

For Immediate Release: August 17, 2005

EXETER ADVANCES LA CABEZA RESOURCES EXPANSION DRILLING

Vancouver, B. C., August 17, 2005 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) reports that it has now completed a total of 1100 metres of reverse circulation (“RC”) and diamond drilling at its La Cabeza gold project in Mendoza Province, Argentina. As announced June 30, 2005, the program is designed to up-grade the existing gold resources at La Cabeza and to expand those resources by testing new targets and extensions to known mineralization.

Exeter Chairman, Yale Simpson, commented “This is an exciting program for Exeter. I am confident that new discoveries will result from this, our first comprehensive exploration program for new deposits at La Cabeza.”

Drill targets are being located using a new exploration model, developed earlier this year by Exeter’s geoscientists, based on previous detailed surface mapping, and more than 20,000 meters of drilling and 2000 metres of channel sampling, at La Cabeza. To further assist in defining new ore bodies, Exeter then engaged an international structural geologist, Dr. Timothy Coughlin, of Holcombe, Coughlin & Associates, an expert in epithermal gold deposits in South America. Dr. Coughlin has identified eight new targets at La Cabeza, under sand cover but in relatively close proximity to existing ore grade mineralization.

La Cabeza has an existing indicated gold resource of 390,000 ounces (6.2 million tones at an average grade of 2 grams per tonne (“gpt”), using a 0.5 gpt cut off) and an additional, inferred, resource of 500,000 ounces of gold (12.1 million tonnes at an average grade of 1.3 gpt gold, using a 0.5 g/t gold cutoff).

The current drill program includes a minimum of 55 holes, for 5200 metres of diamond and RC drilling to bring a large proportion of the existing inferred resource into the indicated resource category. An additional 50 holes, for 3000 metres, will be drilled to test new targets generated by the company’s structural studies and by the recent discovery of gold veins trending sub-parallel to known resources. It is expected that the size of the program will expand significantly as new targets are generated.

Qualified Person

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a technically-advanced Canadian exploration company, focused on the discovery of epithermal gold/silver and porphyry copper/gold projects in Argentina and Chile. The exploration drilling program described above will be complemented by engineering, metallurgical, hydrological, environmental and continuing economic evaluations.

In the prospective Patagonia region of Argentina, Exeter has a strategic partnership with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 25 epithermal gold-silver properties.

In Patagonian Chile, Exeter has a strategic agreement with Rio Tinto Mining and Exploration Limited over epithermal gold prospects in an 800 square kilometer area.  Prospecting of epithermal gold targets is currently underway.

You are invited to visit the Exeter web site at www.exeterresource.com.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

Exeter Resource Corporation

Bryce Roxburgh, President

Rob Grey, Investor Relations

Suite 301, 700 West Pender Street

Vancouver, B.C.  Canada  V6C 1G8

Tel: 604.688.9592    Fax: 604.688.9532

Toll-free   1-888-688-9592

exeter@exeterresource.com

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this news release, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Safe Harbour Statement - This news release may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

 FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

www.exeterresource.com